June 4, 2019

Shaochai Yang
Chief Financial Offier
ZK International Group Co., Ltd.
No.678 Dingxiang Road
Binhai Industrial Park
Wenzhou, Zhejiang Province
People's Republic of China 325025

       Re: ZK International Group Co., Ltd.
           Form 20-F For the Year Ended September 30, 2018
           Filed January 31, 2019
           File No. 001-38146

Dear Ms. Yang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F For the Year Ended September 30, 2018

Item 3 Key Information
A. Selected Financial Data , page 5

1. We note that you only presented selected financial data for the years ended September 30,
      2016, 2017 and 2018 and you did not explain the reasons for the omission in the filing of financial data for the year ended September 30, 2015 which was the earliest audited period presented in your initial registration statement. Please revise future filings to comply fully with Item 3(A) of Form 20-F and the related instructions or tell us why you believe no such revision is required.
Item 15. Controls and Procedures , page 74

2. We note that your disclosure of remediation plans appears to replicate the disclosure
 Shaochai Yang
FirstName LastNameShaochai Yang
ZK International Group Co., Ltd.
Comapany NameZK International Group Co., Ltd.
June 4, 2019
June 4, 2019 Page 2
Page 2
FirstName LastName
         provided in the prior year's 20-F. Please revise to discuss the status of your remediation activities, what remediation steps have yet to be taken and the approximate timeline for those plans for each category of material weaknesses.
Notes to Financial Statements
Note 2   Significant Accounting Policies
Accounts Receivable , page F-10

3. We note you appear to have removed certain accounts receivable disclosures, including discussion of your detailed allowance determination methodology (e.g., you previously disclosed you provide an allowance of 5% for accounts receivable balances that have been outstanding between 1 year and 2 years, 20% for balances that have been outstanding between 2 years and 3 years, 40% for balances that have been outstanding between 3 years to 5 years, and 100% for balances older than 5 years), aging schedule, subsequent collections and when you expect the outstanding amounts to be collected. We note this information was included in your initial registration statement, and certain disclosures were added in direct response to comment 12 in our letter dated
         February 10, 2017. As accounts receivable remains your most significant asset and continues to increase over time, we continue to believe you should present in future filings the expanded accounts receivable disclosures that were previously included in your initial registration statement, to better assist investors in assessing collectability of your accounts receivable.
4. You indicate on page 9 that some of your accounts receivable have carried a balance owed for more than three years. Please tell us how you considered reclassifying the portion of accounts receivable that are not expected to be collected within one year as non-current on your balance sheet.
Recent Accounting Pronouncements , page F-13

5. We note your disclosures in prior filings and on page 20 of this Form 20-F, that you have irrevocably elected not to avail yourself of the exemption from delaying the adoption of new or revised accounting standards and that you will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We also note your disclosure on pages F-13 and F-15 that you have not adopted ASC 606 as of September 30, 2018 because you are an EGC. Please revise to clearly indicate the date on which you will adopt the new revenue guidance.
Note 16   Segment Reporting , page F-22

6. You state that management, including the CODM, reviews operating results by the revenue of different products. Tell us what consideration you have given to presenting disaggregated revenue information consistent with the product category information provided to and reviewed by your management. Refer to ASC
280-10-50-40.
 Shaochai Yang
ZK International Group Co., Ltd.
June 4, 2019
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Kevin Stertzel at 202-551-3723 with any questions.



                                                          Sincerely,
FirstName LastNameShaochai Yang
                                                          Division of
Corporation Finance
Comapany NameZK International Group Co., Ltd.
                                                          Office of
Manufacturing and
June 4, 2019 Page 3                                       Construction
FirstName LastName